Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

November 23, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation
Amendment No. 8 to Registration Statement on Form S-1
File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 8 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated October 4, 2011 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 7 as filed on September 20, 2011.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

1.	Please note that we are unable to reach a conclusion with respect to your responses to prior comment 37 in our letter dated December 15, 2010 and prior comment 2 from our letter dated August 26, 2011 until you file an amendment with the revised disclosure and estimated IPO price range. After our review of your amendment with the revised disclosure and estimated IPO price range, additional comments may be forthcoming.

We note the Staff’s comment and respectfully submit that the Company will include an estimated initial public offering price range in a future amendment to its Registration Statement.

Principal Stockholders, page 107

2.	Your principal stockholders table indicates that the beneficial ownership information contained therein is presented as of July 31, 2011. Please revise to provide this information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

We note the Staff’s comment and respectfully submit that the Registration Statement has been revised on page 107 to provide beneficial ownership as of October 31, 2011. Additionally, the Company will continue to update its beneficial ownership information, as necessary, to be as of the most recent practicable date.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission
Patrick Gilmore, U.S. Securities and Exchange Commission
Daniel Stephen Hafner, Kayak Software Corporation
Karen Ruzic Klein, Kayak Software Corporation
Willard H. Smith, Kayak Software Corporation
Melissa W. Reiter, Kayak Software Corporation
Paul M. English, Kayak Software Corporation
David W. Mason, Kayak Software Corporation
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Elizabeth A. Larcano, Bingham McCutchen LLP